paragon

RECEIVED
2007 FEB -8 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

07020902

02 February 2007

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st January 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED

FEB 1 2 2007

THOMSON FINANCIAL

John G Gemmell
Group Company Secretary

Enc

Dw 2/9

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document		**Date Distributed**	**Required Distribution Date**	**Source of Requirement**
1.	Regulatory Announcement – 2006 Annual Report and Accounts	09 January 2007	09 January 2007	LR 9.6.1 LR 9.8.1
2.	Regulatory Announcement – Director/PDMR Shareholding	09 January 2007	10 January 2007	DR3.1.2
3.	Regulatory Announcement – Director/PDMR Shareholding	09 January 2007	10 January 2007	DR3.1.2
4.	Regulatory Announcement – Transaction in Own Shares	10 January 2007	11 January 2007	LR12.4.6
5.	Regulatory Announcement – Total Voting Rights	10 January 2007	10 January 2007	DTR 5.6.1
6.	Regulatory Announcement – Total Voting Rights	12 January 2007	12 January 2007	DTR 5.6.1
7.	Regulatory Announcement – Transaction in Own Shares	12 January 2007	15 January 2007	LR12.4.6
8.	Regulatory Announcement – Director/PDMR Shareholding	16 January 2007	17 January 2007	DR3.1.2
9.	Regulatory Announcement – Total Voting Rights	16 January 2007	16 January 2007	DTR 5.6.1

Document		Date Distributed	Required Distribution Date	Source of Requirement
10.	Regulatory Announcement – Transaction in Own Shares	16 January 2007	17 January 2007	LR12.4.6
11.	Regulatory Announcement – Total Voting Rights	17 January 2007	17 January 2007	DTR 5.6.1
12.	Regulatory Announcement – Total Voting Rights	18 January 2007	18 January 2007	DTR 5.6.1
13.	Regulatory Announcement – Transaction in Own Shares	18 January 2007	19 January 2007	LR12.4.6
14.	Regulatory Announcement – Holding(s) in Company	19 January 2007	22 January 2007	LR9.6.7
15.	Regulatory Announcement – Transaction in Own Shares	24 January 2007	25 January 2007	LR12.4.6
16.	Regulatory Announcement – Holding(s) in Company	24 January 2007	25 January 2007	LR9.6.7
17.	Regulatory Announcement – Director/PDMR Shareholding	24 January 2007	25 January 2007	DR3.1.2
18.	Regulatory Announcement – Transaction in Own Shares	26 January 2007	29 January 2007	LR12.4.6
19.	Regulatory Announcement – Holding(s) in Company	29 January 2007	30 January 2007	LR9.6.7
20.	Regulatory Announcement – Holding(s) in Company	29 January 2007	30 January 2007	LR9.6.7
21.	Regulatory Announcement – Transaction in Own Shares	30 January 2007	31 January 2007	LR12.4.6
22.	Regulatory Announcement – Total Voting Rights	31 January 2007	31 January 2007	DTR 5.6.1

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
23.	Form 88(2) Return of Allotments of Shares	19 January 2007	17 February 2007	CA85 S.88
24.	Form 88(2) Return of Allotments of Shares	31 January 2007	26 February 2007	CA85 S.88

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:33 30-Jan-07
Number	4097Q

RNS Number:4097Q
Paragon Group Of Companies PLC
30 January 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	30 January 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	605.00p
Lowest price paid per share:	599.00p
Volume weighted average price paid per share:	601.44p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,504,000 of its ordinary shares in treasury and has 115,980,118 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	12:02 31-Jan-07
Number	4540Q

RNS Number:4540Q
Paragon Group Of Companies PLC
31 January 2007

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 31 January 2007, The Paragon Group of Companies PLC's capital consists of 121,484,118 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,504,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 115,980,118.

The above figure (115,980,118) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

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The company news service from the London Stock Exchange

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88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 17/01/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 1010

Share holdings:

Share Holder	Type	Shares Held
HSDL Nominees Limited	Single	1010

Address:
-
Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 26/01/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 2549

Share holdings:

Share Holder	Type	Shares Held
Gaynor Whalley	Single	932

Address:
25 Meadow Drive
Hampton-in-Arden
SOLIHULL
West Midlands
United Kingdom
B92 0BD

HSDL Nominees Limited	Single	1617

Address:
-
Trinity Road

HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Report and Accounts
Released	15:23 09-Jan-07
Number	2425P

RNS Number:2425P
Paragon Group Of Companies PLC
09 January 2007

2006 ANNUAL REPORT AND ACCOUNTS

Two copies of The Paragon Group of Companies PLC's annual report and accounts for the year ended 30 September 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Telephone Number: 020 7066 1000

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:28 09-Jan-07
Number	2564P

RNS Number:2564P
Paragon Group Of Companies PLC
09 January 2007

DIRECTOR SHAREHOLDING

On 9 January 2007 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	18,509	09/01/10 - 09/07/10	240,419
N Keen	13,868	09/01/10 - 09/07/10	180,360
J A Heron	8,840	09/01/10 - 09/07/10	122,415
P Pandya	7,956	09/01/10 - 09/07/10	99,656

On 9 January 2007 The Paragon Group of Companies PLC granted the following awards under the Paragon Matching Share Plan ("PMSP"):

Director	Award granted	Total awards outstanding
N S Terrington	25,116	57,202
N Keen	18,818	42,870
J A Heron	14,995	31,961
P Pandya	13,495	30,461

Under the terms of the PPSP and PMSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of the conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2006. For the TSR measure, performance will be measured over the single three year period commencing 1 January 2007. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Awards under the PMSP are exercisable for six months from the date on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:17 09-Jan-07
Number	2539P

RNS Number:2539P
Paragon Group Of Companies PLC
09 January 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
NIGEL TERRINGTON
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
NIGEL TERRINGTON
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF OPTIONS APPROACHING EXPIRY UNDER THE EXECUTIVE SHARE OPTION SCHEME AND SALE OF SHARES SO ACQUIRED.
....

7. Number of shares / amount of stock acquired
200,000
....

8. Percentage of issued class
0.172%
....

9. Number of shares/amount of stock disposed
200,000
....

10. Percentage of issued class
0.172%

....

11. Class of security
ORDINARY SHARES OF 10P EACH

....

12. Price per share
200,000 SHARES ACQUIRED AT £1.485 PER SHARE
200,000 SHARES SOLD AT £6.70 PER SHARE

....

13. Date of transaction
9 JANUARY 2007

....

14. Date company informed
9 JANUARY 2007

....

15. Total holding following this notification
127,573

....

16. Total percentage holding of issued class following this notification
0.110%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G.GEMMELL
0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL
....

Date of Notification
9 JANUARY 2007
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:40 10-Jan-07
Number	3348P

RNS Number:3348P
Paragon Group Of Companies PLC
10 January 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	10 January 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	658.00p
Lowest price paid per share:	650.00p
Volume weighted average price paid per share:	655.31p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,284,000 of its ordinary shares in treasury and has 116,196,559 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	17:45 10-Jan-07
Number	3353P

RNS Number:3353P
Paragon Group Of Companies PLC
10 January 2007

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Paragon Group of Companies PLC's capital consists of 121,480,559 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,284,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 116,196,559.

The above figure (116,196,559) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	17:41 12-Jan-07
Number	4840P

RNS Number:4840P
Paragon Group Of Companies PLC
12 January 2007

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Paragon Group of Companies PLC's capital consists of 121,480,559 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,314,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 116,166,559.

The above figure (116,166,559) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:43 12-Jan-07
Number	4835P

RNS Number:4835P
Paragon Group Of Companies PLC
12 January 2007

12 January 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	12 January 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	652p
Lowest price paid per share:	643p
Volume weighted average price paid per share:	649.19p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,314,000 of its ordinary shares in treasury and has 116,166,559 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:14 16-Jan-07
Number	6205P

RNS Number:6205P
Paragon Group Of Companies PLC
16 January 2007

DIRECTOR SHAREHOLDING

On 15 January 2007 the trustee of The Paragon Group of Companies PLC Employee Trust ("the Trustee") granted the following award of Ordinary Shares of 10p to certain directors of the Company, for nil consideration or payment, under the Company's Deferred Annual Bonus Scheme in respect of the bonuses for the year ended 30 September 2006.

Director	Award granted	Transfer date
N S Terrington	18,078	1 October 2009
N Keen	13,552	1 October 2009
J A Heron	9,559	1 October 2009
P Pandya	8,285	1 October 2009

Under the terms of the scheme the Trustee will procure that the shares are transferred to the scheme participants as soon as reasonably practicable after the transfer date reported above, subject to a participant continuing to hold office or employment with The Paragon Group of Companies PLC and to the provisions of the Model Code.

Enquiries:

John G Gemmell, Group Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	17:34 16-Jan-07
Number	6343P

RNS Number:6343P
Paragon Group Of Companies PLC
16 January 2007

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Paragon Group of Companies PLC's capital consists of 121,480,559 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,354,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 116,126,559.

The above figure (116,126,559) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:31 16-Jan-07
Number	6340P

RNS Number:6340P
Paragon Group Of Companies PLC
16 January 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	16 January 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	615.75p
Lowest price paid per share:	610.00p
Volume weighted average price paid per share:	614.18p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,354,000 of its ordinary shares in treasury and has 116,126,559 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	17:12 17-Jan-07
Number	7080P

RNS Number:7080P
Paragon Group Of Companies PLC
17 January 2007

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Paragon Group of Companies PLC's capital consists of 121,481,569 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,354,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 116,127,569.

The above figure (116,127,569) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	17:23 18-Jan-07
Number	7861P

RNS Number:7861P
Paragon Group Of Companies PLC
18 January 2007

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The Paragon Group of Companies PLC's capital consists of 121,481,569 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,394,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 116,087,569.

The above figure (116,087,569) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:15 18-Jan-07
Number	7852P

RNS Number:7852P
Paragon Group Of Companies PLC
18 January 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	18 January 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	605.00p
Lowest price paid per share:	602.50p
Volume weighted average price paid per share:	603.88p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,394,000 of its ordinary shares in treasury and has 116,087,569 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:26 19-Jan-07
Number	8267P

RNS Number:8267P
Paragon Group Of Companies PLC
19 January 2007

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 9,020,159 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 7.77% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:50 24-Jan-07
Number	1047Q

RNS Number:1047Q
Paragon Group Of Companies PLC
24 January 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	24 January 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	612.64p
Lowest price paid per share:	612.64p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,424,000 of its ordinary shares in treasury and has 116,057,569 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:50 24-Jan-07
Number	1044Q

RNS Number:1044Q
Paragon Group Of Companies PLC
24 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

NO
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

NO
....

An event changing the breakdown of voting rights:

NO
....

Other (please specify) :

INITIAL NOTIFICATION DUE TO CHANGE OF TRESHOLDS FOR NON-MATERIAL INTEREST.
....

3. Full name of person(s) subject to the notification obligation (iii):

PRUDENTIAL PLC GROUP OF COMPANIES
....

4. Full name of shareholder(s) (if different from 3.) (iv):

SEE SCHEDULE BELOW.
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

20 JANUARY 2007

....

6. Date on which issuer notified:

22 JANUARY 2007

....

7. Threshold(s) that is/are crossed or reached:

5%

....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	6,086,892	6,086,892

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	6,086,892	6,086,892		5.24%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
6,086,892	5.24%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

SEE SCHEDULE BELOW.

....

Proxy Voting:

10. Name of the proxy holder:

N/A

....

11. Number of voting rights proxy holder will cease to hold:

N/A

....

12. Date on which proxy holder will cease to hold voting rights:

N/A

....

13. Additional information:

NONE

....

14. Contact name:

JOHN G. GEMMELL

....

15. Contact telephone number:

0121 712 2075

....

SCHEDULE FOR POINT 4 AND 9

	HOLDING	%
PRUDENTIAL PLC	6,086,892	5.24 Total Notifiable Interest

Registerd Holder

NORTRUST NOMINEE LTD A/C MHF01	25,465
NORTRUST NOMS LTD	111,264
PRUCLT HSBC GIS NOM(UK) PAC AC	5,915,163
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000

M&G GROUP LIMITED	6,086,892	5.24

Registerd Holder

NORTRUST NOMINEE LTD A/C MHF01	25,465
NORTRUST NOMS LTD	111,264
PRUCLT HSBC GIS NOM(UK) PAC AC	5,915,163
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000

M&G INVESTMENT MANAGEMENT LIMITED	5,950,163	5.12

Registerd Holder

PRUCLT HSBC GIS NOM(UK) PAC AC	5,915,163
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000

M&G LIMITED	6,086,892	5.24

Registerd Holder

NORTRUST NOMINEE LTD A/C MHF01	25,465
NORTRUST NOMS LTD	111,264
PRUCLT HSBC GIS NOM(UK) PAC AC	5,915,163
PRUCLT HSBC GIS NOM(UK) PPL AC	35,000

THE PRUDENTIAL ASSURANCE	5,950,163	5.12

COMPANY LIMITED

Registerd Holder

PRUCLT HSBC GIS NOM(UK) PAC AC 5,915,163
PRUCLT HSBC GIS NOM(UK) PPL AC 35,000

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms
(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	14:45 24-Jan-07
Number	0815Q

RNS Number:0815Q
Paragon Group Of Companies PLC
24 January 2007

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of director
JONATHAN PERRY
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
JONATHAN PERRY
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISITION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED BONUS SCHEME.
....

7. Number of shares / amount of stock acquired
29,940
....

8. Percentage of issued class
0.026%
....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES

....

12. Price per share
£0.00

....

13. Date of transaction
23 JANUARY 2007

....

14. Date company informed
23 JANUARY 2007

....

15. Total holding following this notification
446,546

....

16. Total percentage holding of issued class following this notification
0.38%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification
24 JANUARY 2007

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:31 26-Jan-07
Number	2527Q

RNS Number:2527Q
Paragon Group Of Companies PLC
26 January 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	26 January 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	619.00p
Lowest price paid per share:	612.00p
Volume weighted average price paid per share:	615.53p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,464,000 of its ordinary shares in treasury and has 116,020,118 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons

and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:56 29-Jan-07
Number	2868Q

RNS Number:2868Q
Paragon Group Of Companies PLC
29 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
YES
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
NO
....

An event changing the breakdown of voting rights:
NO
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)
....

4. Full name of shareholder(s) (if different from 3.) (iv):
LEGAL & GENERAL GROUP PLC (L&G)
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
24 JANUARY 2007
....

6. Date on which issuer notified:
26 JANUARY 2007
....

7. Threshold(s) that is/are crossed or reached:
ABOVE 3% (PMC)
....

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ORDINARY 10P SHARES	BELOW 3%	BELOW 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ORDINARY 10P SHARES	3,529,881	3,529,881		3.04	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,529,881	3.04

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT) (GROUP)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT AND INDIRECT) (LGIMH)

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT) (LGIM)

LEGAL & GENERAL GROUP PLC (DIRECT) (L&G) (4,098,932 - 3.53% = LGAS, LGPL & PMC)

LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (DIRECT) (LGIMHD) (3,529,881 - 3.04%)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (LGIH) (DIRECT)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)
(3,529,881 - 3.04%)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED
(LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT) (LGPL)

....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
NOTIFICATION USING SHARES IN ISSUE FIGURE OF 116,087,569
....

14. Contact name:
JOHN G. GEMMELL
....

15. Contact telephone number:
0121 712 2075
....

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms
(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.
(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.
(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
(viii) Direct and indirect
(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)
(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
(xvi) This annex is only to be filed with the competent authority.
(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:11 29-Jan-07
Number	2891Q

RNS Number:2891Q
Paragon Group Of Companies PLC
29 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
THE PARAGON GROUP OF COMPANIES PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
YES
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
NO
....

An event changing the breakdown of voting rights:
NO
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
BARCLAYS PLC
....

4. Full name of shareholder(s) (if different from 3.) (iv):
BARCLAYS BANK PLC
BARCLAYS GLOBAL INVESTORS JAPAN LTD
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
25 JANUARY 2007
....

6. Date on which issuer notified:
26 JANUARY 2007
....

7. Threshold(s) that is/are crossed or reached:
6% TO 5%
....

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	7,046,562	7,046,562

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	6,682,528		6,682,528		5.76

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,682,528	5.76

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
BARCLAYS BANK PLC
BARCLAYS GLOBAL INVESTORS JAPAN LTD
BARCLAYS GLOBAL INVESTORS LTD
BARCLAYS LIFE ASSURANCE CO LTD
BARCLAYS STOCKBROKERS LTD
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
JOHN G. GEMMELL

....

15. Contact telephone number:
0121 712 2075
....

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
BARCLAYS PLC
....

Contact address (registered office for legal entities):
1 CHURCHILL PLACE, LONDON, E14 5HP
....

Phone number:
020 7166 2913
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
GEOFF SMITH
....

Contact address:
BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP
....

Phone number:
020 7166 2913
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
....

C: Additional information :
....

Notes to the Forms
(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of

END